UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 12b-25
NOTIFICATION OF LATE FILING
(Check one)
☐Form 10-K ☐Form 20-F ☐Form 11-K ☑Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR
For the period ended: February 28, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:                     .
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:                     .

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART I — REGISTRANT INFORMATION
US WIRELESS DATA, INC.
Full name of registrant

Delaware	0-22848	84-1178691
(State or other jurisdiction of	(Commission File	(IRS Employer Identification
incorporation)	Number)	Number)

2728 Orchard Parkway
San Jose, California		95134

Address of Principal Executive Office		Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☐ a. The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑ b. The subject annual report, semi-annual report, transition on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐ c. The accountant’s statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period:
The Registrant is unable to file its Quarterly Report on Form 10-QSB for the quarter ended February 28, 2007 within the prescribed time period because it recently completed a merger with StarVox Communications, Inc. as more fully described in the 8-K filed on March 26, 2007. The Company is currently combining and consolidating the respective historical accounting periods of the merged companies, and has not yet completed its consolidation and review of these financial records. Until the consolidation and review of these financial records is completed, the Registrant will be unable to finalize its financial statements and file its Form 10-QSB for the quarter ended February 28, 2007.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:
Thomas E. Rowley
(408) 625-2705
Area Code and Phone Number
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
US WIRELESS DATA, INC.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
By: /S/ Thomas E. Rowley
Thomas E. Rowley
Chief Executive Officer
Date: April 12, 2007